CUSIP No. 382140879

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )1

good times restaurants inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879
(CUSIP Number)

Delta Partners, LLC	with a copy to: Ropes & Gray LLP
One International Place, Suite 2401	Prudential Tower
Boston, MA 02110 Attn: Charles Jobson	800 Boylston Street Boston, MA 02199
Attn: Jeffrey R. Katz, Esq.
Tel: (617) 526-8960	Tel: (617) 951-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Delta Partners LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	901,586*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	901,586*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		901,586*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.3%**
14.	TYPE OF REPORTING PERSON		PN

* Represents shares directly held by Prism Offshore Fund, Ltd.  Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd.
** Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

1.	NAME OF REPORTING PERSONS Delta Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	901,586*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	901,586*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		901,586*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.3%**
14.	TYPE OF REPORTING PERSON		OO

* Represents shares directly held by Prism Offshore Fund, Ltd.  Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd. and Delta Partners GP, LLC is the general partner of Delta Partners LP.
** Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

1.	NAME OF REPORTING PERSONS Prism Partners LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,363,440
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,363,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,363,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.1%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

1.	NAME OF REPORTING PERSONS Delta Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,363,440*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,363,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,363,440*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.1%**
14.	TYPE OF REPORTING PERSON		OO

* Represents shares directly held by Prism Partners LP. Delta Advisors, LLC is the general partner of Prism Partners LP.
** Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

1.	NAME OF REPORTING PERSONS Prism Offshore Fund, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	901,586
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	901,586
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		901,586
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.3%*
14.	TYPE OF REPORTING PERSON		CO

* Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

1.	NAME OF REPORTING PERSONS Charles Jobson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,265,026*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,265,026*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,265,026*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		18.4%**
14.	TYPE OF REPORTING PERSON		IN

* Represents 1,363,440 shares held by Prism Partners LP and 901,586 shares held by Prism Offshore Fund, Ltd.  Delta Advisors, LLC is the general partner of Prism Partners LP.  Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd. Delta Partners GP, LLC is the general partner of Delta Partners LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC.
** Based on 12,297,550 shares of Common Stock outstanding as of December 16, 2016, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 27, 2016, filed with the Securities and Exchange Commission on December 27, 2016.

CUSIP No. 382140879

SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of good times restaurants inc., a Nevada corporation  (the "Issuer"). The Issuer's principal executive office is located at 141 Union Boulevard, Suite 400, Lakewood, CO  80228.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Delta Partners LP; (ii) Delta Partners GP, LLC; (iii) Prism Partners LP; (iv) Delta Advisors, LLC; (v) Prism Offshore Fund, Ltd.; and (vi) Charles Jobson (each, a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A.
(b) The principal business address of each Reporting Person is One International Place, Suite 2401, Boston, MA  02110.

(c) Prism Partners LP and Prism Offshore Fund, Ltd. are private investment funds, the principal business of which is to make investments. Delta Partners LP is an investment manager and acts as the investment manager of Prism Offshore Fund, Ltd. The principal business of Delta Partners GP, LLC is to act as the general partner of Delta Partners LP. The principal business of Delta Advisors, LLC is to act as the general partner of Prism Partners LP.  Charles Jobson serves as managing member of Delta Partners GP, LLC and  Delta Advisors, LLC.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delta Partners LP and Prism Partners LP are Delaware limited partnerships.  Delta Partners GP, LLC and Delta Advisors, LLC are Delaware limited liability companies.  Prism Offshore Fund, Ltd. is a Cayman Islands company.  Charles Jobson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

2,265,026 shares of Common Stock were purchased for the accounts of Prism Partners LP and Prism Offshore Fund, Ltd. for aggregate consideration of $7,670,560.65. The source of funds used to acquire the Common Stock was the working capital of Prism Partners LP and Prism Offshore Fund, Ltd.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

The Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may engage in communications with the management and the board of directors of the Issuer concerning the business, operations, governance, strategy, capitalization, ownership and future plans, management and board composition of the Issuer, and commercial or strategic transactions with, or relating, to the Issuer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law.

The Reporting Persons may change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth on Exhibit B attached hereto and incorporated herein by reference.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Transactions Effected During the Past Sixty Days

CUSIP No. 382140879

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016

DELTA PARTNERS LP

By:  Delta Partners GP, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

DELTA PARTNERS GP, LLC

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

PRISM PARTNERS LP

By:  Delta Advisors, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

DELTA ADVISORS, LLC

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

PRISM OFFSHORE FUND, LTD.

By:  Delta Partners LP, its investment manager
By:  Delta Partners GP, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

CHARLES JOBSON

By:  /s/ Charles Jobson
Charles Jobson, individually

CUSIP No. 382140879

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 29, 2016

DELTA PARTNERS LP

By:  Delta Partners GP, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

DELTA PARTNERS GP, LLC

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

PRISM PARTNERS LP

By:  Delta Advisors, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

DELTA ADVISORS, LLC

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

PRISM OFFSHORE FUND, LTD.

By:  Delta Partners LP, its investment manager
By:  Delta Partners GP, LLC, its general partner

By:  /s/ Charles Jobson
Name:  Charles Jobson
Title:  Managing Member

CHARLES JOBSON

By:  /s/ Charles Jobson
Charles Jobson, individually

CUSIP No. 382140879

EXHIBIT B

Transactions Effected During the Past Sixty Days

All of the below transactions in the Common Stock were traded in the ordinary course of business over The NASDAQ Global Market.

The following transactions were effected by Prism Partners LP:

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
10/03/2016	Purchase	3,200	$3.37
10/04/2016	Purchase	2,200	$3.41
10/04/2016	Purchase	1,369	$3.39
10/05/2016	Purchase	600	$3.42
10/05/2016	Purchase	11,082	$3.43
10/06/2016	Purchase	7,400	$3.22
10/06/2016	Purchase	8,300	$3.22
10/07/2016	Purchase	12,179	$3.25
10/07/2016	Purchase	597	$3.18
10/07/2016	Purchase	5,800	$3.20
10/10/2016	Purchase	7,158	$3.27
10/10/2016	Purchase	900	$3.27
10/11/2016	Purchase	9,300	$3.22
10/11/2016	Purchase	5,000	$3.22
10/12/2016	Purchase	3,200	$3.22
10/12/2016	Purchase	4,740	$3.32
11/21/2016	Purchase	392,007	$3.03
11/28/2016	Purchase	6,400	$3.25
11/28/2016	Purchase	8,040	$3.23
11/28/2016	Purchase	2,150	$3.27

 The following transactions were effected by Prism Offshore Fund, Ltd:

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
10/13/2016	Purchase	522,000	$3.12
10/18/2016	Purchase	1,300	$2.92
10/19/2016	Purchase	200	$3.00
10/20/2016	Purchase	11,166	$3.12
10/21/2016	Purchase	200	$3.12
10/25/2016	Purchase	9,960	$3.12
10/26/2016	Purchase	8,950	$3.09
10/27/2016	Purchase	9,617	$3.10
10/27/2016	Purchase	9,200	$3.08
10/28/2016	Purchase	25,000	$3.07
11/01/2016	Purchase	8,452	$3.12
11/02/2016	Purchase	24,700	$3.12
11/07/2016	Purchase	110	$2.92
11/07/2016	Purchase	8,601	$2.92